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                             January 22, 2024

       Zonghan Wu
       Chief Executive Officer
       SSHT S&T Group Ltd.
       46 Reeves Road, Pakuranga
       Auckland, New Zealand, 2010

                                                        Re: SSHT S&T Group Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed December 26,
2023
                                                            File No. 333-271831

       Dear Zonghan Wu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Cover Page

   1. We note your response and revisions to comment 1 and reissue. Please revise the cover page to clearly present
the information and to remove all repetitive disclosure. In this regard, we note that
the cover page continues to repeat similar information multiple times in different locations
and is approximately 10 pages. The information presented on the cover page should be
limited to the information required by Item 501(b) of Regulation S-
                                                        K, the China-based
issuer disclosure set forth in the Division of Corporation Finance   s
                                                        Sample Letter to
China-Based Companies issued by the Staff in December 2021, and the information requested
to be presented on the cover page in our prior comment letters dated June 7, 2023,
August 1, 2023, October 4, 2023 and November 14, 2023. In this regard, we note certain
responsive disclosures have been removed. Please completely
                                                        revise the cover page
to condense, consolidate and to clearly present the required
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan    Wu
           Group Ltd.
Comapany
January 22,NameSSHT
           2024       S&T Group Ltd.
January
Page 2 22, 2024 Page 2
FirstName LastName
         information.
2. Please refer to your permissions and approvals disclosures related to CSRC, CAC and other PRC governmental agencies. Please revise to discuss more clearly the permissions or approvals that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note that the disclosures are currently overly repetitive, jumbled and not clearly presented. Please completely revise your permissions and approvals disclosures to condense, consolidate and to clearly present the information. Clearly lay out the permissions and approvals requirements and discuss whether and how you are covered by such requirements. To the extent you have obtained an opinion of counsel regarding your permissions and approvals to operate your business or to offer the securities, please name counsel and clarify specifically what has been opined upon. If an opinion was not obtained with respect to either the company's operations or this offering, state as much and explain why such an opinion was not obtained. Lastly, please also revise Prospectus Summary accordingly.
3. Please refer to your HFCAA and PCAOB disclosures. We note that the included disclosures are dated and incomplete. Please revise your disclosure to reflect and discuss the most recent PCAOB determinations on these issues.
4. We note that the cover page heading references "100,000,000 Shares of Comon Stock."
         Please revise to correctly refer to "Common Stock." Additionally, we note that the cover page states that "SIPP International Industries, Inc is the holding company located in
         Nevada and controls 100% shares of Wahoo Holdings Ltd. (WHL), a BVI company."
         The reference to SIPP International Industries, Inc. appears to be an incorrect reference.
         Please revise as applicable.
5. We note your disclosure that "[t]he following table provides details on the license and permission held by SJMC." No table was been included. Please revise as applicable.
6. We note your disclosure in multiple locations that "WHL through its China based subsidiary SJMC is a professional prefabricated food supply chain company." Please reconcile with your disclosure that SJMC "provides business consulting services."
Risk Factors
The audit report included in this Amendment..., page 18

7. We note your revisions pursuant to comment 4 and reissue in part. While you disclosed the risk associated with the depravation of full PCAOB inspections, you did not refer to the fact that the PCAOB vacated its 2021 determination, and as such is currently able to conduct audit inspections under the HFCAA in Hong Kong and China. Please revise your disclosure to reflect the most recent PCAOB determinations, and to disclose the risks associated with a possibility that the PRC could adopt positions in the future that would
 Zonghan Wu
SSHT S&T Group Ltd.
January 22, 2024
Page 3
      prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Additionally, revise the prospectus throughout to reflect this disclosure and the most recent PCAOB determinations.
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,
FirstName LastNameZonghan Wu
                                                         Division of
Corporation Finance
Comapany NameSSHT S&T Group Ltd.
                                                         Office of Trade &
Services
January 22, 2024 Page 3
cc:       Jeff Turner, Esq.
FirstName LastName